Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com

August 2, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Heather Percival
Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	InMode Ltd. Registration Statement on Form F-1 Filed July 11, 2019 File No. 333-232615

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated August 1, 2019, to Moshe Mizrahy, Chief Executive Officer of the Company. The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) with the Commission.

General

1.	Please clarify whether your references to counsel in your prospectus are to the counsel whose consent is included in exhibit 5.1. We note for example your disclosure on page 155.

The Company informs the Staff that the Israeli counsel referenced in the Registration Statement is the same counsel that provided the opinion in Exhibit 5.1 (Primes, Shiloh, Givon, Meir Law Firm) and the consent to be named. The Company has agreed to make this clarification in the final prospectus.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission August 2, 2019 Page 2

Exhibit Index, page II-5

1.	Please include the exhibit required by Regulation S-K Item 601(b)(24).

The Company has revised the Registration Statement to include the required exhibit to the exhibit index.

Exhibits

2.	We note that the opinion filed as exhibit 5.1 appears to be conditioned on effectiveness of your amended articles of association. The opinion that you file per Regulation S-K Item 601(b)(5) should not assume that the registrant has taken corporate actions necessary to authorize the issuance of the securities. For guidance, see also the fourth bullet point in section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011). Please file a revised opinion as appropriate.

The Company has refiled Exhibit 5.1 without the referenced condition.

* * *

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Anna T. Pinedo

Mayer Brown LLP

cc:	Brian D. Hirshberg
Mayer Brown LLP

Moshe Mizrahy
Yair Malca
InMode Ltd.

Nathan Ajiashvili
Latham & Watkins LLP